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                [EVEREST PROPERTIES II, LLC LETTERHEAD]


                                                  April 29, 1998

To the Holders of Limited Partnership Interests in
Angeles Income Properties, Ltd. II

RE: $10 HIGHER OFFER TO PURCHASE UNITS

Dear Investor:

     We are offering you an opportunity to sell your limited partnership interests (the "Units") in Angeles Income Properties, Ltd. II (the "Partnership") for cash in the amount of $160 per Unit (which amount will be reduced by any cash distributions made to you by the Partnership after April 24, 1998 and any transfer fees charged by the Partnership). Our offer provides you with an opportunity to sell your Units now without the costly commissions (typically up to 10% with a minimum of $150-200) usually paid by the seller in secondary market sales.

     OUR OFFER EXCEEDS BY $10 PER UNIT THE OFFER YOU RECENTLY RECEIVED FROM BROAD RIVER PROPERTIES, LLC DATED APRIL 24, 1998 (THE "LOWER OFFER"). You may accept our offer even if you sent an acceptance of the Lower Offer, which states that you may withdraw your acceptance prior to May 21, 1998. Since Broad River is an affiliate of the general partner of the Partnership, we assume that Broad River is offering a fair price in the Lower Offer.

     Our offer price exceeds by more than $60 per Unit average recent reported sales of these Units through secondary market firms, after the impact of typical seller-paid commissions. We are long-term investors and can wait for the properties to be sold. Your choice is whether to stay in an investment that has not met your expectations and is making no current distributions, or sell your investment, receive $160 per Unit now, and look for other investment opportunities.

     You may no longer wish to continue with your investment in the Partnership for a number of other reasons, including:

  o Elimination of troublesome K-1's and further IRS and state tax filing requirements beyond the 1998 tax year.

  o Liquidity now. The Partnership was formed over 15 years ago, with an original investment intent of potential capital gains on sale of the property.

  o Elimination of substantial annual fees for IRA or other pension plan investors.

  o  Elimination of significant accounting fees for the preparation of K-1's.

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     We are an investment company which buys units in dozens of under-performing limited partnerships and are not affiliated with the Partnership or the general partner. To date, over 20,000 limited partners nationwide in over 200 limited partnerships have chosen to sell their partnership units to us. This has made Everest a leading and reliable choice for limited partnership investors seeking a time-efficient and cost-efficient liquidity option, which generally does not otherwise exist.

     Our offer is limited to only 3,000 (3.0%) of the 99,784 outstanding Units. If we were to acquire more than this amount, the administrative costs of our offer would become burdensome.

     WE WILL ACCEPT FOR PURCHASE PROPERTY DOCUMENTED UNITS ON A "FIRST-RECEIVED, FIRST-BUY" BASIS. You will be paid promptly following confirmation by the Partnership of a valid transfer. We are seeking to acquire Units for investment purposes only. We suggest that you contact your tax advisor to determine your particular tax consequences from a sale. All tenders of Units will be irrevocable and may not be rescinded or withdrawn.

     An Agreement of Transfer is enclosed which you can use to accept our offer. Please execute this document and return it (together with the original Partnership certificate, if available) in the enclosed envelope. BY EXECUTING THE AGREEMENT OF TRANSFER, YOU WILL BE AUTHORIZING AS TO WITHDRAW ANY TENDER YOU HAVE MADE IN THE LOWER OFFER. WE NEED TO RECEIVE YOUR EXECUTED AGREEMENT OF TRANSFER NOT LATER THAN MAY 20, 1998, IN ORDER TO TIMELY WITHDRAW A PRIOR TENDER AND INSURE THAT YOU RECEIVE THE HIGHER PRICE WE ARE OFFERING FOR YOUR UNITS.

          OUR OFFER WILL EXPIRE AT 5:00 PM ON JUNE 12, 1998.

     Please call us at (800) 611-4613 if you have any questions.



                                             Very truly yours,



                                             Everest Properties II, LLC